FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending November 12, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the interests of the under-mentioned Director and Persons Discharging Managerial Responsibility in the Ordinary shares of GlaxoSmithKline plc arising from the purchase of Ordinary shares at a price of GBP11.84 per Ordinary share on 9 November 2007 through the Company's Share Reward Plan ("the Plan").


Mr J S Heslop         Acquisition of 10 Ordinary shares under the partnership
                      element of the Plan (personal contribution)


                      Acquisition of 10 Ordinary shares under the matching element of the Plan (Company contribution)


Mr R Bondy            Acquisition of 10 Ordinary shares under the partnership
                      element of the Plan (personal contribution)


                      Acquisition of 10 Ordinary shares under the matching element of the Plan (Company contribution)


Mr D Learmouth        Acquisition of 10 Ordinary shares under the partnership
                      element of the Plan (personal contribution)


                      Acquisition of 10 Ordinary shares under the matching element of the Plan (Company contribution)


Mr A P Witty          Acquisition of 10 Ordinary shares under the partnership
                      element of the Plan (personal contribution)


                      Acquisition of 10 Ordinary shares under the matching element of the Plan (Company contribution)

The Company and the above-mentioned persons were advised of this information on 12 November 2007.


This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).





S M Bicknell
Company Secretary


12 November  2007







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 12, 2007                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc